Commonwealth Capital Corp. Brandywine One Building, Suite 200 2 Christy Drive Chadds Ford, PA 19317

November 12, 2009

VIA EDGAR

Securities and Exchange Commission
Attn: Hagen Ganem, Esq.
Mail Stop 7010
Washington, D.C.  20549-7010

RE:           Commonwealth Income & Growth Fund VII, LP (the “Issuer”)
             File No. 333-156357
Acceleration Request

Mr. Ganem:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request on behalf of the Issuer the acceleration of the effective date of the Issuer’s Pre-effective Amendment No. 6 to the Registration Statement on Form S-1/A filed on October 28, 2009, so that it may become effective at 4:00 pm (EST) on Friday, November 13, 2009, or as soon thereafter as may be practicable.

The Issuer hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering of the securities covered by the above-referenced Registration Statement.  The Issuer also states the following with respect to the Registration Statement:

1.           The Issuer acknowledges that the disclosure in the Registration Statement is the responsibility of the Issuer.  The Issuer represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement and the Issuer represents that it will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.           The Issuer further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Please direct any questions or concerns to the undersigned at (610) 594-9600.

COMMONWEALTH CAPITAL CORP.

By:           /s/ Richard G. Devlin
Richard G. Devlin,
Vice President and General Counsel

cc:           Kimberly A. Springsteen-Abbott
Phil Pillar, Esq.